TSX, NYSE - HBM 2023 No. 24

25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release

Hudbay Announces Third Quarter 2023 Results

Toronto, Ontario, November 8, 2023 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE:HBM) today released its third quarter 2023 financial results. All amounts are in U.S. dollars, unless otherwise noted.

Delivering Record Third Quarter Operating and Financial Results

  Achieved record quarterly revenue of $480.5 million with strong consolidated copper production of 41,964 tonnes and record quarterly consolidated gold production of 101,417 ounces as higher grades from the Pampacancha deposit in Peru and the Lalor mine in Manitoba were realized together with the first full quarter of Copper Mountain production for Hudbay.
  Reaffirmed full year 2023 production, cash cost and sustaining cash cost guidance for Hudbay's Peru and Manitoba operations. Issued Copper Mountain production, cash cost and capital expenditure guidance for the period since completion of the acquisition on June 20, 2023. Hudbay consolidated production, cash cost and capital guidance updated to include Copper Mountain contributions in 2023.
  Delivered a significant increase in operating cash flow before change in non-cash working capital of $182.0 million in the third quarter, compared to $55.9 million in the second quarter.
  Consolidated cash cost and sustaining cash cost per pound of copper produced, net of by-product creditsi, in the third quarter, were $1.10 and $1.89, respectively, and both metrics improved by 31% compared to the second quarter.
  Peru operations benefitted from significantly higher grades at the Pampacancha pit during the third quarter of 2023, resulting in 29,081 tonnes of copper production and 40,596 ounces of gold production in the third quarter. Peru cash cost per pound of copper produced, net of by-product creditsi, in the third quarter declined to $0.83, in line with quarterly cadence expectations. Pampacancha began delivering on anticipated higher copper production and precious metal by-product credits in the third quarter. This strong performance is expected to continue in the fourth quarter, enabling the Peru operations to meet all metal production and cost guidance for 2023.
  Manitoba operations produced 56,213 ounces of gold in the third quarter as production focused on mining the higher gold and copper grade zones at Lalor. Mill recoveries also increased meaningfully compared to the prior period as a result of changes to optimize the circuits at the Stall and New Britannia mills. Manitoba cash cost per ounce of gold produced, net of by-product creditsi, was $670 during the third quarter and full year cash costs are expected to be within the annual guidance range.
  First full quarter of Copper Mountain operations produced 9,303 tonnes of copper at a cash cost per pound of copper produced, net of by-product creditsi, of $2.67. With integration activities well-advanced, continuous improvement methodologies applied at Hudbay's Constancia operations have started to be implemented in the Copper Mountain mill as the company continues its operational stabilization plans.
  Third quarter net earnings and earnings per share were $45.5 million and $0.13, respectively. After adjusting for a non-cash gain of $32.4 million related to a quarterly revaluation of Hudbay's closed site environmental reclamation provision, among other items, third quarter adjusted earningsi per share were $0.07.

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  Cash and cash equivalents increased by $65.5 million to $245.2 million during the third quarter due to strong operating cash flows bolstered by higher copper and gold sales volumes from mining the high-grade zones of the Pampacancha deposit and higher gold and copper grade zones at Lalor.
  Revenue, earnings and operating cash flow would have further benefitted from the sale of approximately 20,000 ounces of consolidated gold production that remained unsold at the end of the third quarter.

Generating Free Cash Flow with Increased Production and Continued Financial Discipline

  Executed on planned higher production levels and achieved continued operating and capital cost efficiencies to generate significant free cash flow in the third quarter.
  Achieved adjusted EBITDAi of $190.7 million in the third quarter, the highest quarterly level over the last five years and a 135% increase from the second quarter.
  Increased cash and total liquidity by $175.8 million to $539.6 million, including increased availability under the company's credit facilities due to higher EBITDA levels, lower net debt and renegotiated covenants.
  Net debt reduced to $1,132 million during the third quarter, which together with higher levels of adjusted EBITDA, has improved the company's net debt to EBITDA ratioi compared to the second quarter.
  Deleveraging efforts continued subsequent to quarter-end into October 2023 with a $40 million repayment on the company's credit facilities, a $5 million principal repayment on the Copper Mountain bonds and the recommencement of deliveries under the gold forward sale and prepay agreement to reduce the gold prepayment liability.
  On track to deliver annual discretionary spending reduction targets for 2023 with lower growth capital and exploration expenditures compared to 2022. As a result of a continued focus on discretionary spending reductions, total capital expenditures for 2023 (excluding Copper Mountain) are expected to be approximately $30 million lower than previous guidance levels, a further decrease from the $15 million reduction announced in the second quarter, representing a 10% reduction in total capital expenditures.

Executing on Growth Initiatives and Prudent Financial Planning

• Post-acquisition plans to stabilize the Copper Mountain operations are underway with a focus on mining fleet ramp-up activities, accelerated stripping and increasing mill reliability. To date, approximately $9 million of the $10 million in targeted annualized corporate synergies have been achieved.

• As previously announced, a new technical report for the Copper Mountain mine is expected to be released in the fourth quarter. The new technical report will include an updated mine plan and updated annual production and cost estimates. The new technical report will also include updated mineral reserve and resource estimates and mill throughput assumptions.

• Successfully completed ramp up of the Stall recovery improvement program with significantly higher copper, gold and silver recoveries realized in the third quarter.

• Released results of the de-risked and enhanced Copper World pre-feasibility study for Phase I in September 2023, which demonstrated a simplified mine plan with an extended 20-year mine life requiring only state and local permits, an after-tax net present value (8%) of $1.1 billion and a 19% internal rate of return at a copper price of $3.75 per pound.

• Completed the acquisition of Rockcliff Metals Corp. ("Rockcliff") on September 14, 2023, which has increased the company's land position within trucking distance of the Snow Lake processing facilities by more than 250%.

• Commenced initial drill program at the company's Mason project in Nevada to test high grade targets on satellite properties with 25% of the program completed and assay results pending.

"We delivered on our plan for significantly higher production, revenue and cash flow in the third quarter, marking an inflection point as we generate strong returns from our recent brownfield and growth investments across the business," said Peter Kukielski, President and Chief Executive Officer. "We are reaffirming our 2023 full year guidance with strong copper and gold grades from Pampacancha in Peru and higher gold grades at Lalor in Manitoba, while remaining disciplined with capital spending. This, together with the contribution from our first full quarter of operating Copper Mountain, led to meaningful cash flow generation and demonstrates Hudbay's resilient operating platform and continued focus on deleveraging."

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Summary of Third Quarter Results

Consolidated copper production in the third quarter of 2023 was 41,964 tonnes, a 93% increase from the second quarter of 2023. Consolidated gold production in the quarter was 101,417 ounces, a 107% increase over the second quarter. Consolidated silver production in the third quarter was 1,063,032 ounces, a 74% increase over the second quarter. The significant increase in production was driven by meaningfully higher recoveries in Peru and Manitoba, mining of the higher copper and gold grade zones at the Pampacancha deposit, higher gold and copper grade zones at Lalor and incremental production from the Copper Mountain mine. Consolidated zinc production in the third quarter increased by 18% compared to the prior quarter primarily due to higher mill throughput and higher zinc grades. Annual production guidance ranges for 2023 have been reaffirmed for both Peru and Manitoba, and consolidated production guidance has been updated to include contributions from Copper Mountain.

Consolidated cash cost per pound of copper produced, net of by-product creditsi, was $1.10 in the third quarter of 2023, compared to $1.60 in the second quarter. This improvement was driven by strong copper and gold production in Peru and Manitoba, which more than offset the higher mining, milling, G&A, freight and treatment and refining charges associated with now having three operations. Consolidated sustaining cash cost per pound of copper produced, net of by-product creditsi, was $1.89 in the third quarter of 2023, compared to $2.73 in the second quarter. This decrease was primarily due to the same factors affecting consolidated cash cost, partially offset by higher cash sustaining capital expenditures. Both cash cost measures are expected to continue to be strong in the fourth quarter with higher expected copper production and continued strong contributions from precious metal by-product credits. Full year cash cost guidance ranges for 2023 are reaffirmed for each of Peru and Manitoba and consolidated cash cost and sustaining cash cost guidance ranges have been updated to include Copper Mountain. Consolidated all-in sustaining cash cost per pound of copper produced, net of by-product creditsi, was $2.04 in the third quarter of 2023, lower than $2.98 in the second quarter, due to the same reasons outlined above as well as slightly higher corporate selling and administrative expenses.

Cash generated from operating activities in the third quarter of 2023 significantly increased to $151.9 million compared to $24.6 million in the second quarter. Operating cash flow before change in non-cash working capital was a record $182.0 million during the third quarter, reflecting an increase of $126.1 million over the prior quarter. The increase in operating cash flow was primarily the result of higher copper sales volumes from mining the high grade zones of the Pampacancha deposit, higher gold and copper grade zones at Lalor and an incremental contribution from the Copper Mountain mine.

Net earnings and earnings per share in the third quarter of 2023 were $45.5 million and $0.13, respectively, compared to net loss and loss per share of $14.9 million and $0.05, respectively, in the second quarter of 2023. The results were positively impacted by a non-cash gain of $32.4 million related to the quarterly revaluation of the environmental reclamation provision at the company's closed sites, partially offset by a $2.3 million one-time charge related to restructuring costs arising from the Copper Mountain acquisition.

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Adjusted net earningsi and adjusted net earnings per sharei in the third quarter of 2023 were $24.4 million and $0.07 per share, respectively, after adjusting for the non-cash gain related to the revaluation of the environmental provision, among other items. This compares to adjusted net loss and adjusted net loss per share of $18.3 million and $0.07 in the second quarter of 2023. Adjusted EBITDAi was $190.7 million, a 135% increase compared to $81.2 million in the second quarter. Revenue, earnings and cash would have further benefitted from the sale of approximately 20,000 ounces of consolidated gold production that was unsold at the end of the third quarter and is expected to be sold in the fourth quarter.

As at September 30, 2023, total liquidity increased to $539.6 million, including $245.2 million in cash and cash equivalents as well as undrawn availability of $294.4 million under the company's revolving credit facilities. Net debt declined during the quarter to $1,132 million as at September 30, 2023. Subsequent to quarter end, Hudbay repaid $40 million on its revolving credit facilities and made a $5 million principal repayment on the Copper Mountain bonds. Based on continued expected free cash flow generation in the fourth quarter of 2023, the company continues to expect to make progress on its deleveraging targets as outlined in the "3-P" plan for sanctioning Copper World. Current liquidity combined with cash flow from operations is expected to be sufficient to meet the company's liquidity needs for the foreseeable future.

Consolidated Financial Condition ($000s)	Sep. 30, 2023	Jun. 30, 2023	Dec. 31, 2022
Cash	245,217	179,734	225,665
Total long-term debt	1,377,443	1,370,682	1,184,162
Net debt[1]	1,132,226	1,190,948	958,497
Working capital[2]	128,463	(61,357)	76,534
Total assets	5,250,596	5,242,140	4,325,943
Equity[3]	2,044,684	2,001,970	1,571,809

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

2 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated interim financial statements.

3 Equity attributable to owners of the company.

Consolidated Financial Performance[2]		Three Months Ended
		Sep. 30, 2023	Jun. 30, 2023	Sep. 30, 2022
Revenue	$000s	480,456	312,166	346,171
Cost of sales	$000s	374,057	289,273	313,741
Earnings (loss) before tax	$000s	84,149	(30,731)	(263)
Earnings (loss)	$000s	45,490	(14,932)	(8,135)
Basic and diluted earnings (loss) per share	$/share	0.13	(0.05)	(0.03)
Adjusted earnings (loss) per share[1]	$/share	0.07	(0.07)	(0.05)
Operating cash flow before change in non-cash working capital	$ millions	182.0	55.9	81.6
Adjusted EBITDA[1]	$ millions	190.7	81.2	99.3
[1] Adjusted (loss) earnings per share and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section.

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Consolidated Production and Cost Performance[5]		Three Months Ended
		Sep. 30, 2023	Jun. 30, 2023	Sep. 30, 2022
Contained metal in concentrate and doré produced[1]
Copper	tonnes	41,964	21,715	24,498
Gold	ounces	101,417	48,996	53,179
Silver	ounces	1,063,032	612,310	717,069
Zinc	tonnes	10,291	8,758	9,750
Molybdenum	tonnes	466	414	437
Payable metal sold
Copper	tonnes	39,371	23,078	24,799
Gold[2]	ounces	74,799	47,533	66,932
Silver[2]	ounces	748,955	805,448	816,416
Zinc[3]	tonnes	7,125	8,641	12,714
Molybdenum	tonnes	426	314	511
Consolidated cash cost per pound of copper produced[4]
Cash cost	$/lb	1.10	1.60	0.58
Sustaining cash cost	$/lb	1.89	2.73	1.91
All-in sustaining cash cost	$/lb	2.04	2.98	2.16

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

2 Includes total payable gold and silver in concentrate and in doré sold.

3 For the three months ended September 30, 2023 and the three months ended June 30, 2023 this metric includes payable zinc in concentrate sold. For the three months ended September 30, 2022, this metric also included payable refined zinc metal sold.

4 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

5Includes production results from the Copper Mountain mine following the June 20, 2023 acquisition completion date.

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Peru Operations Review

Peru Operations		Three Months Ended
		Sep. 30, 2023	Jun. 30, 2023	Sep. 30, 2022
Constancia ore mined[1]	tonnes	1,242,198	3,647,399	6,300,252
Copper	%	0.30	0.31	0.36
Gold	g/tonne	0.04	0.04	0.05
Silver	g/tonne	2.91	2.49	3.38
Molybdenum	%	0.01	0.01	0.01
Pampacancha ore mined	tonnes	5,894,013	2,408,495	2,488,928
Copper	%	0.53	0.36	0.29
Gold	g/tonne	0.30	0.34	0.23
Silver	g/tonne	4.22	2.81	4.30
Molybdenum	%	0.02	0.02	0.01
Total ore mined	tonnes	7,136,211	6,055,894	8,789,180
Strip ratio[2]		1.36	1.74	1.26
Ore milled	tonnes	7,895,109	7,223,048	7,742,020
Copper	%	0.43	0.31	0.34
Gold	g/tonne	0.21	0.09	0.08
Silver	g/tonne	3.75	2.78	3.48
Molybdenum	%	0.02	0.01	0.01
Copper recovery	%	85.2	80.0	84.5
Gold recovery	%	74.8	61.1	61.9
Silver recovery	%	73.2	65.1	65.2
Molybdenum recovery	%	37.2	40.5	41.0
Contained metal in concentrate
Copper	tonnes	29,081	17,682	22,302
Gold	ounces	40,596	12,998	12,722
Silver	ounces	697,211	419,642	564,299
Molybdenum	tonnes	466	414	437
Payable metal sold
Copper	tonnes	27,490	21,207	20,718
Gold	ounces	32,757	14,524	11,970
Silver	ounces	460,001	671,532	513,470
Molybdenum	tonnes	426	314	511
Combined unit operating cost[3,4,5]	$/tonne	12.20	14.07	13.06
Cash cost[5]	$/lb	0.83	2.14	1.68
Sustaining cash cost[5]	$/lb	1.51	3.06	2.46

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

3 Combined unit costs, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

4 Excludes approximately $0.9 million, or $0.12 per tonne, of COVID-related costs during the three months ended September 30, 2022.

5 Strip ratio is calculated as waste mined divided by ore mined.

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During the third quarter of 2023, the Peru operations produced 29,081 tonnes of copper, 40,596 ounces of gold, 697,211 ounces of silver and 466 tonnes of molybdenum. The significant increases in copper and gold production compared to the second quarter were a result of higher copper, gold and silver grades from mining the high grade zones of the Pampacancha deposit, higher recoveries and higher throughput. Full year production in Peru is expected to continue to benefit from higher grades in the fourth quarter of 2023 and, as such, full year production of all metals in Peru remains on track to achieve the guidance ranges for 2023.

Total ore mined in the third quarter of 2023 increased by 18% compared to the second quarter, in line with the mine plan, despite a decline in ore mined from the Constancia pit associated with the commencement of phase five stripping activities. Ore mined from Pampacancha increased to 5.9 million tonnes during the third quarter at average grades of 0.53% copper and 0.30 grams per tonne gold.

Ore milled during the third quarter of 2023 was 9% higher than the second quarter primarily as a result of a scheduled plant maintenance shutdown in the second quarter. Milled copper and gold grades increased to 0.43% and 0.21 g/tonne, respectively, in the third quarter of 2023, representing a 39% and 133% increase, respectively, compared to the second quarter, due to a significant increase in the mining of higher grade copper-gold ore from Pampacancha.

Recoveries of copper, gold and silver during the third quarter of 2023 were 7%, 22% and 12% higher, respectively, than the second quarter and were in line with metallurgical models. Recoveries benefitted from the completion of the recovery uplift program in the second quarter as well as higher head grades and lower contaminants.

Combined mine, mill and G&A unit operating costsi in the third quarter of 2023 were 13% lower than the second quarter primarily as a result of lower milling costs and higher throughput as the second quarter was impacted by a scheduled plant maintenance shutdown.

Peru's cash cost per pound of copper produced, net of by-product creditsi, in the third quarter of 2023 was $0.83 compared to $2.14 in the second quarter of 2023. This 61% improvement was primarily a result of higher by-product credits mainly from gold, higher pounds of copper produced and lower milling costs. This was partly offset by higher profit sharing expenses and higher treatment & refining and freight costs. This cost measure is declining meaningfully, as expected, in the second half of 2023 and the full year cash cost is expected to remain within the 2023 guidance range with continued higher copper production and contributions from precious metal by-product credits from Pampacancha expected in the fourth quarter of 2023.

Peru's sustaining cash cost per pound of copper produced, net of by-product creditsi, in the third quarter of 2023 was $1.51, representing a 51% decline from the second quarter due to the same factors affecting cash cost noted above, partially offset by higher sustaining capital expenditures. However, total annual sustaining capital expenditures in Peru are expected to be $10 million lower than the original 2023 guidance levels primarily a result of lower capitalized stripping costs.

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Manitoba Operations Review

Manitoba Operations		Three Months Ended
		Sep. 30, 2023	Jun. 30, 2023	Sep. 30, 2022
Lalor
Ore mined	tonnes	367,491	413,255	347,345
Gold	g/tonne	5.08	4.07	4.57
Copper	%	1.02	0.81	0.71
Zinc	%	3.31	3.14	3.27
Silver	g/tonne	27.80	23.27	21.27
New Britannia
Ore milled	tonnes	146,927	141,905	132,362
Gold	g/tonne	6.93	5.82	7.70
Copper	%	1.22	0.77	0.72
Zinc	%	0.90	0.85	0.73
Silver	g/tonne	23.88	25.79	20.11
Gold recovery - concentrate	%	64.7	55.0	60.6
Copper recovery - concentrate	%	97.4	91.2	92.3
Silver recovery - concentrate	%	63.2	57.0	61.2
Stall Concentrator
Ore milled	tonnes	255,516	238,633	229,746
Gold	g/tonne	3.70	3.12	2.81
Copper	%	0.77	0.85	0.67
Zinc	%	4.88	4.47	4.82
Silver	g/tonne	28.82	22.15	20.98
Gold recovery	%	67.8	59.9	61.3
Copper recovery	%	93.9	88.5	85.8
Zinc recovery	%	82.6	82.2	88.0
Silver recovery	%	64.9	60.3	55.7
Total contained metal in concentrate and doré[1]
Gold	ounces	56,213	35,253	40,457
Copper	tonnes	3,580	2,794	2,196
Zinc	tonnes	10,291	8,758	9,750
Silver	ounces	264,752	180,750	152,770
Total payable metal sold
Gold[2]	ounces	36,713	33,009	54,962
Copper	tonnes	2,925	1,871	4,081
Zinc[3]	tonnes	7,125	8,641	12,714
Silver[2]	ounces	197,952	133,916	302,946
Combined unit operating cost[4],5	C$/tonne	217	220	235
Gold cash cost[5]	$/oz	670	1,097	216
Gold sustaining cash cost[5]	$/oz	939	1,521	1,045

1 Doré includes sludge, slag and carbon fines in three months ended September 30, 2023 and June 30, 2023.

2 Includes total payable precious metals in concentrate and doré sold.

3 Includes refined zinc metal and payable zinc in concentrate sold.

4 Reflects combined mine, mill and G&A costs per tonne of ore milled.

5 Combined unit operating cost, cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

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During the third quarter of 2023, the Manitoba operations produced 56,213 ounces of gold, 3,580 tonnes of copper, 10,291 tonnes of zinc and 264,752 ounces of silver. Production of gold, copper, zinc and silver in the third quarter of 2023 was 59%, 28%, 18% and 46% higher, respectively, than the second quarter due to mining higher grade gold zones, generally higher recoveries at the New Britannia and Stall mills, and recovery of secondary gold products at New Britannia due to past processing inefficiencies. The improvements completed late in the quarter have resolved the past processing inefficiencies at New Britannia and gold is reporting to doré as designed. With the recent recovery improvements at the New Britannia and Stall mills and higher grades from Lalor in the third quarter, the company expects to achieve full year production guidance for all metals. Gold production is expected to trend toward the lower end of the guidance ranges while copper and zinc production are expected to trend to the upper end of the guidance ranges, as disclosed last quarter.

The company's Manitoba team continues to advance several key initiatives to support higher production levels, reduce dilution during the mining cycle and improve metal recoveries at the Snow Lake operations. The team at Lalor has placed a strong emphasis on enhancing the quality of ore production and minimizing dilution through improved blast designs, loading procedures, and effective grade control practices. Additionally, Hudbay successfully completed changes to optimize the circuits at the Snow Lake mills, resulting in increased copper, gold, and silver recoveries. Concurrently, the company is making improvements to the tailings deposition process at the Anderson facility and exploring the potential of transitioning the facility from subaqueous to subaerial tailings storage, potentially providing a more efficient use of impoundment space, addressing seasonal operational challenges and deferring capital expenditure for dam raise construction to future years.

At Lalor, the company successfully completed hoist rope replacements, biannual inspections and mine ventilation systems maintenance ahead of the winter season. Maintenance was also performed at the underground muck circuit and mine power centers during the quarter. Lalor production averaged 4,000 tonnes per day during the third quarter, which was lower than the prior quarter due to the mine maintenance activities. Copper, gold, silver and zinc grades mined during the third quarter of 2023 were 26%, 25%, 19% and 5% higher, respectively, than the second quarter.

The Stall mill processed 7% more ore in the third quarter of 2023 than in the second quarter as it drew down base metal ore stockpiles that built up at the end of second quarter. After the commissioning of the first phase of the Stall mill recovery improvement project in the second quarter of 2023, the third quarter was focused on optimizing circuits to achieve targeted recoveries by reducing primary grind size, refining the flotation circuit balance and mass pull, and reagent selection. These adjustments proved highly effective, resulting in notably higher recoveries for copper, gold and silver during the third quarter of 2023. Specifically, the Stall mill achieved its targeted gold recovery levels of approximately 68% in the third quarter, compared to 60% in the second quarter.

During the third quarter, the New Britannia mill consistently achieved elevated production levels averaging approximately 1,600 tonnes per day despite processing significantly higher copper head grades that can impact throughput due to copper flotation limitations. The company continues to advance process debottleneck initiatives at New Britannia that require minimal capital outlays as it pursues higher throughput targets, aligned with increased gold ore production from Lalor.

Combined mine, mill and G&A unit operating costsi decreased slightly in the third quarter compared to the second quarter, reflecting higher throughput.

Manitoba's cash cost per ounce of gold produced, net of by-product creditsi was $670 in the third quarter, 39% lower than the second quarter, primarily as a result of higher gold production driven by higher grades and improved recoveries. Sustaining cash cost per ounce of gold produced, net of by-product creditsi, for the third quarter was $939, a 38% decrease from the prior quarter primarily due to the same factors affecting cash cost. Total annual sustaining capital expenditures in Manitoba are expected to be $15 million lower than the original 2023 guidance levels primarily a result of lower capital development costs realized at Lalor as the team focuses on cost efficiencies.

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Cash cost in the third quarter of 2023 was within the 2023 guidance range and is expected to continue to benefit from increasing gold production from higher grade stopes, continued throughput increases at Lalor and the full realization of higher recoveries from the Stall mill Phase I recovery improvement project in the fourth quarter. As a result, full year cash cost in Manitoba is expected to achieve the 2023 guidance range.

British Columbia Operations Review

British Columbia Operations		Three Months Ended
		Sep. 30, 2023
Ore mined[1]	tonnes	3,792,568
Waste mined	tonnes	11,233,917
Strip ratio[2]		2.96
Ore milled	tonnes	3,158,006
Copper	%	0.36
Gold	g/tonne	0.08
Silver	g/tonne	1.40
Copper recovery	%	80.9
Gold recovery	%	56.1
Silver recovery	%	71.3
Total contained metal in concentrate[2]
Copper	tonnes	9,303
Gold	ounces	4,608
Silver	ounces	101,069
Total payable metal sold
Copper	tonnes	8,956
Gold	ounces	5,329
Silver	ounces	91,002
Combined unit operating cost[3,4]	C$/tonne	24.88
Cash cost[4]	$/lb	2.67
Sustaining cash cost[4]	$/lb	3.39

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Reflects combined mine, mill and G&A costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Combined unit operating cost, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

During the third quarter of 2023, the British Columbia operations produced 9,303 tonnes of copper, 4,608 ounces of gold and 101,069 ounces of silver. The third quarter was the first full quarter of production from the Copper Mountain mine after the completion of the acquisition on June 20, 2023.

Total ore mined at Copper Mountain in the third quarter of 2023 was 3.8 million tonnes, in line with Hudbay expectations. Following the closing of the Copper Mountain transaction in late June, mine operations initiated a fleet production ramp up plan to capture the full value of existing idle capital equipment at the Copper Mountain site. This plan entails a fleet capacity/utilization ramp up from 14 trucks to 26 trucks over the third and fourth quarters, which is expected to result in a more than 30% increase in tonnes moved in 2023 compared to 2022. The company also commissioned a new Komatsu PC8000 electric shovel in September, which reduces carbon intensity by displacing existing diesel shovel production.

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The mill processed a total of 3.2 million tonnes of ore during the third quarter, with mill availability averaging 83.5%. A scheduled mill shutdown occurred in September to facilitate liner replacement and a power transmission line upgrade. In coordination with BC Hydro, thermal upgrades to the site transmission line were completed to support 100MW of site supply for current and future site operations. Mill throughput for the quarter was impacted by excessive coarse material bypassing the comminution circuit and restricting flow through the tailings discharge line, causing high levels of unplanned downtime. This issue was rectified in August and the company has since seen continuous improvements in throughput. A key focus area for Hudbay is implementing improved maintenance management systems as part of Hudbay's stabilization plans for increasing mill availability.

Milled copper grades during the third quarter of 2023 were 0.36%, in line with expectations. Copper recoveries were 80.9% in the third quarter, an increase compared to 79.1% that was previously reported by Copper Mountain for the full year 2022. As part of the near-term stabilization plans at Copper Mountain, Hudbay expects to apply mill efficiency initiatives from the Constancia mill to the Copper Mountain mill in an effort to continue to improve concentrate quality and copper recoveries.

Combined mine, mill and G&A unit operating costsi in the third quarter of 2023 were C$24.88 per tonne milled. Combined unit operating costs per tonne milled are expected to decrease over time as the company continues its stabilization and optimization initiatives at Copper Mountain.

British Columbia's cash cost per pound of copper produced, net of by-product creditsi, was $2.67 and sustaining cash cost per pound of copper produced, net of by-product creditsi, was $3.39 in the third quarter. This indicates an improvement in cash costs when compared to the full year 2022 levels previously reported by Copper Mountain of $3.53 per pound and $4.20 per pound, respectively. The cash cost and sustaining cash cost measures are expected to remain within the post-acquisition guidance ranges for the balance of the year, as discussed below.

Copper Mountain Stabilization Plans Underway and Consolidated Guidance Updated to Reflect Copper Mountain

Since completing the acquisition of Copper Mountain on June 20, 2023, Hudbay has been focused on advancing its plans to stabilize the operation, including opening up the mine by adding additional mining faces and re-mobilizing idle haul trucks, optimizing the ore feed to the plant and implementing plant improvement initiatives. The company is also planning a campaign of accelerated stripping over the next two to three years to enable access to higher grade ore and to mitigate the substantially reduced stripping undertaken by Copper Mountain over the four years prior to completion of the acquisition.

Further details on the company's stabilization plans will be provided in a new technical report for the Copper Mountain mine, which is expected to be released in the fourth quarter of 2023. The new technical report will include an updated mine plan and updated annual production and cost estimates for the Copper Mountain mine, which will reflect Hudbay's stabilization and optimization initiatives, and the costs associated with the planned accelerated stripping. The new technical report will also include updated mineral reserve and resource estimates and mill throughput assumptions consistent with Hudbay's pre-acquisition internal assessments and in line with the mineral reserve and resource estimates and throughput assumptions disclosed in Copper Mountain's historical technical report dated February 25, 2019 (after accounting for mining depletion). Accordingly, Hudbay does not expect its mineral reserve and resource estimates and mill throughput expansion assumptions to be consistent with those disclosed in Copper Mountain's most recent technical report dated September 30, 2022. For further information, see, "Qualified Person and NI 43-101".

Hudbay is issuing inaugural Copper Mountain post-acquisition 2023 guidance for production and costs. The company has incorporated the Copper Mountain guidance into its consolidated production and cash cost guidance for the full year. Hudbay's production and cash cost guidance for Peru and Manitoba has otherwise been reaffirmed and remains unchanged.

TSX, NYSE - HBM 2023 No. 24

2023 Production and Cost Guidance		Peru Operations (unchanged)	Manitoba Operations (unchanged)	British Columbia Operations[2]	Consolidated (updated)
Copper production[1]	tonnes	91,000 - 116,000	9,000 - 12,000	18,500 - 20,500	118,500 - 148,500
Gold production[1]	ounces	83,000 - 108,000	175,000 - 205,000	8,000 - 10,000	266,000 - 323,000
Silver production[1]	ounces	2,210,000 - 2,650,000	750,000 - 1,000,000	190,000 - 210,000	3,150,000 - 3,860,000
Zinc production[1]	tonnes	-	28,000 - 36,000	-	28,000 - 36,000
Molybdenum production[1]	tonnes	1,300 - 1,600	-	-	1,300 - 1,600
Cash cost[3]		$1.05 - $1.30/lb	$500 - $800/oz	$2.40 - $2.85/lb	$0.80 - $1.10/lb
Sustaining cash cost[3]		-	-	-	$1.80 - $2.25/lb

1 Metal reported in concentrate and doré is prior to refining losses or deductions associated with smelter terms.

2 British Columbia operations represented on a 100% basis and for the period since the acquisition completion date of June 20, 2023.

3 Cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, and gold cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release. Canadian dollar costs are converted into U.S. dollars using an exchange rate of 1.35 C$/US$.

Generating Free Cash Flow with Increased Production and Continued Financial Discipline

Hudbay delivered positive free cash flow during the third quarter of 2023 as the company executed its plan for higher copper and gold grades from Pampacancha and higher gold grades at Lalor. The company continues to expect to see significantly higher production levels in the second half of 2023, compared to the first half of 2023, as a result of these higher grades in Peru and Manitoba, along with the contribution of production from the newly acquired Copper Mountain mine.

During the third quarter, the company drew $90 million from its revolving credit facilities to finance the redemption of $87 million of principal and interest from Copper Mountain's bonds, which improved the company's ability to deleverage and repay debt sooner than waiting for bond maturity in 2026.

The company increased its cash and cash equivalents to $245.2 million and reduced its net debt to $1,132 million as at September 30, 2023, compared to $179.7 million and $1,190 million, respectively, as at June 30, 2023. The $58 million decline in net debt, together with higher levels of adjusted EBITDAi in the third quarter, have improved the company's net debt to EBITDA ratio compared to the second quarter thereby improving its credit facility availability. Subsequent to quarter-end, Hudbay continued its deleveraging efforts with a $40 million repayment on its credit facilities and a $5 million principal repayment on the Copper Mountain bonds in October 2023. The company has also recommenced deliveries under the gold forward sale and prepay agreement in October 2023, further reducing the gold prepayment liability.

As an additional prudent measure to ensure free cash flow generation and continued financial discipline in 2023, during the third quarter, the Copper Mountain joint venture entered into forward sales contracts for a total of 2,000 tonnes of copper production over the five-month period from August through December 2023 at an average price of $3.86 per pound. During the second quarter of 2023, Hudbay entered into a zero-cost collar program for approximately 10% of copper production expected from Peru and Manitoba in the second half of 2023. The program entails hedging 15.9 million pounds of copper from July to December 2023 at an average floor price of $3.95 per pound and an average cap price of $4.28 per pound. As at September 30, 2023, 2.6 million pounds of copper forwards and 7.9 million pounds of copper collars were outstanding.

TSX, NYSE - HBM 2023 No. 24

The company remains on track to deliver annual discretionary spending reduction targets for 2023. As a result of continued financial discipline and capital cost efficiencies achieved to-date, total capital expenditures for Peru, Manitoba and Arizona in 2023 are expected to be approximately $30 million lower than previous guidance levels, representing a 10% reduction from the original 2023 total capital expenditure guidance. This represents a further decrease from the $15 million targeted reduction announced in the second quarter. With the issuance of Copper Mountain post-acquisition guidance, the company expects capital expenditures at its British Columbia operations to total approximately $35 million in 2023.

2023 Capital Expenditure Guidance[1] (in $ millions)	Original	Updated
Sustaining capital:
Peru	160	150
Manitoba	75	60
Growth capital:
Peru	10	10
Manitoba	15	15
Arizona	30	25
Capitalized exploration	10	10
Total	300	270
2023 British Columbia Guidance[1],2		New
Sustaining capital	-	33
Growth capital	-	2
Total	-	35

1 Excludes capitalized costs not considered to be sustaining or growth capital expenditures and right-of-use lease additions. Includes capitalized stripping costs. Converted into U.S. dollars using an exchange rate of 1.35 C$/US$.

2 British Columbia operations represented on a 100% basis and for the period since the acquisition completion date of June 20, 2023.

TSX, NYSE - HBM 2023 No. 24

De-risked Copper World with Enhanced Phase I Pre-Feasibility Study

On September 8, 2023, Hudbay released the results of the enhanced pre-feasibility study ("PFS") for Phase I of the 100%-owned Copper World project in Arizona. Highlights of the PFS include:

  Phase I, which is a standalone operation requiring only state and local permits for an extended 20-year mine life, has an after-tax net present value (8%) of $1.1 billion and generates a 19% internal rate of return at a copper price of $3.75 per pound.
  Average annual copper production over the first ten years of approximately 92,000 tonnes at cash costs and sustaining cash costs of $1.53 and $1.95 per pound of copperi, respectively.
  Extended Phase I mine life to 20 years, with the potential for further expansion, compared to 16 years in the previous study with an 18% increase to total copper production and higher mill head grades.
  Lowered initial capital cost estimate to approximately $1.3 billion ($1.1 billion net of existing stream agreement), compared to $1.9 billion in the previous preliminary economic assessment, due to the deferral of the construction of a concentrate leach facility to year 4 with the potential to be fully funded from operating cash flows or benefit from future government incentives for critical minerals processing.
  Simplified project flow sheet includes a 60,000 ton per day sulfide concentrator that will produce copper concentrate as a final product until the addition of a concentrate leach facility and a solvent extraction and electrowinning plant in year 5 that will allow the project to produce copper cathodes. The production of copper cathodes will reduce the project's carbon footprint, make Copper World the third largest domestic copper cathode producer in the United Statesii and bolster the country's green energy independence with "Made in America" copper.
  Total GHG emissions are expected to be 14% lower compared to an operation that only produces copper concentrate.
  Significant benefits for the community and local economy in Arizona through payment of more than $850 million in U.S. federal and state taxes and the creation of an estimated 400 direct and 3,000 indirect jobs.
  Copper World is one of the highest-grade open pit copper projects in the Americasiii with proven and probable mineral reserves of 385 million tonnes at 0.54% copper.
  Together with the pre-feasibility study, Hudbay has updated the mineral resource estimates for the project, which increases the global measured and indicated mineral resources (inclusive of mineral reserves) to 1.2 billion tonnes at 0.42% copper, representing a 4% increase in total in-situ copper. This confirms significant upside at Copper World with an intended Phase II expansion of mining activities onto federal land to further enhance the project economics and extend the mine life well beyond 20 years.

The first key state permit required for Copper World, the Mined Land Reclamation Plan ("MLRP), was initially approved by the Arizona State Mine Inspector in October 2021 and was subsequently amended to reflect a larger private land project footprint. This approval was challenged in state court, but the challenge was dismissed in May 2023 as having no basis. In late 2022, Hudbay submitted the applications for an Aquifer Protection Permit and an Air Quality Permit to the Arizona Department of Environmental Quality ("ADEQ"). Based on ongoing feedback and dialogue with the ADEQ, the company expects to receive these two outstanding state permits in mid-2024.

Hudbay intends to initiate a minority joint venture partner process prior to commencing a definitive feasibility study, which will allow the potential joint venture partner to participate in the funding of definitive feasibility study activities as well as in the final Copper World project design. The opportunity to sanction Copper World is not expected until 2025 based on current estimated timelines. The decision to sanction Copper World will ultimately be evaluated against other competing investment opportunities as part of Hudbay's capital allocation process.

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Completion of Rockcliff Acquisition

On September 14, 2023, Hudbay successfully completed its previously announced acquisition of Rockcliff, pursuant to which Hudbay acquired all of the issued and outstanding common shares of Rockcliff that it did not already own (the "Rockcliff Transaction") by way of a court-approved plan of arrangement. As a result of closing the Rockcliff Transaction, Rockcliff is now a wholly-owned subsidiary of Hudbay.

The enterprise value to Hudbay, net of Rockcliff's cash, was approximately $13 million. Hudbay issued 0.006776 of a Hudbay common share in exchange for each Rockcliff common share previously held and, in aggregate, issued 2,675,324 Hudbay common shares under the Rockcliff Transaction to former Rockcliff shareholders. The Rockcliff shares were delisted from the CSE and Rockcliff has ceased to be a reporting issuer under Canadian securities laws.

Rockcliff was one of the largest landholders in the Snow Lake area, with approximately 1,800 square kilometres across all its properties. The Rockcliff Transaction has the potential to further extend mine life at the Snow Lake operations by consolidating Hudbay's ownership in the Talbot copper-gold deposit and more than tripling the company's prospective land package in the Snow Lake region. Prior to the Rockcliff Transaction, Rockcliff was the 49% joint venture partner of the Talbot deposit. The Talbot deposit and the additional Rockcliff exploration properties provide further optionality and potential future feed sources for the Stall and New Britannia mills.

Other Exploration Update

Constancia In-Mine Exploration

Hudbay continues to execute a limited drill program and technical evaluations at the Constancia deposit to confirm the economic viability of adding an additional mining phase to the current mine plan that would convert a portion of the mineral resources to mineral reserves. The results from this drill program and technical and economic evaluations are expected to be incorporated in the next annual mineral reserve and resource update in March 2024.

Maria Reyna and Caballito Exploration

Hudbay controls a large, contiguous block of mineral rights with the potential to host satellite mineral deposits in close proximity to the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. The company commenced early exploration activities at Maria Reyna and Caballito after completing a surface rights exploration agreement with the community of Uchucarcco in August 2022. Hudbay has completed technical activities necessary to support drill permit application, including surface investigation work, baseline environmental and archaeological activities, and the company continues to advance community engagement activities. Surface mapping and geochemical sampling confirm that both Caballito and Maria Reyna host sulfide and oxide rich copper mineralization in skarns, hydrothermal breccias and large porphyry intrusive bodies.

Snow Lake Exploration

Hudbay continues to compile results from ongoing infill drilling at Lalor, which will be incorporated into the next annual mineral resource and reserve estimate update in March 2024.

The company is also preparing plans for exploration activities on the newly acquired land in Snow Lake, which is expected to include geophysical and drilling programs on the Cook Lake claims and the former Rockcliff claims located within trucking distance of the existing Snow Lake processing infrastructure. A majority of the Cook Lake and former Rockcliff claims have been untested by modern deep geophysics, which was the discovery method for the Lalor deposit. Hudbay intends to explore these claims in hopes of finding a new anchor deposit to maximize and extend the life of the Snow Lake operations beyond 2038.

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Mason Exploration

The Mason project is a large greenfield copper deposit located in the historic Yerington District of Nevada and is one of the largest undeveloped copper porphyry deposits in North America. Hudbay completed a PEA in 2021 which demonstrated robust project economics from a 27-year mine life operation. There is an opportunity to further enhance the project economics through exploration for higher grade satellite deposits on the prospective land package near Mason, including Mason Valley. The Mason Valley property hosts several historical underground copper mines that were in production in the early 1900s. Much of the Mason Valley property is located on Hudbay's wholly owned private lands within 15 kilometres of the planned processing infrastructure for the Mason project and contains highly prospective skarn mineralization.

For the first time since Hudbay acquired Mason, the company initiated a drill program in September 2023 to test these satellite deposits, including high-grade skarn targets and a large porphyry target below the historical mines. The drill program is approximately 25% complete at the end of October with assay results pending.

Website Links

Hudbay:

www.hudbay.com

Management's Discussion and Analysis:

https://www.hudbayminerals.com/MDA1123

Financial Statements:

https://www.hudbayminerals.com/FS1123

Conference Call and Webcast

Date:	Thursday, November 9, 2023

Time:	9:00 a.m. ET

Webcast:	www.hudbay.com

Dial in:	1-646-307-1591 or 1-800-599-5188

TSX, NYSE - HBM 2023 No. 24

Qualified Person and NI 43-101

The technical and scientific information in this news release related to the company's material mineral projects has been approved by Olivier Tavchandjian, P. Geo, Senior Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

As disclosed in this news release, Hudbay expects to file a new technical report for the Copper Mountain mine in the fourth quarter of 2023. The new technical report will include an updated mine plan and updated annual production and cost estimates. The new technical report will also include updated mineral reserve and resource estimates and mill throughput assumptions consistent with Hudbay's pre-acquisition internal assessments and in line with the mineral reserve and resource estimates and throughput assumptions disclosed in Copper Mountain's historical technical report dated February 25, 2019 (after accounting for mining depletion). Accordingly, Hudbay does not expect its mineral reserve and resource estimates and mill throughput expansion assumptions to be consistent with those disclosed in Copper Mountain's most recent technical report dated September 30, 2022. Investors are cautioned they should not rely on any of Copper Mountain's previously issued technical reports.

Non-IFRS Financial Performance Measures

Adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced, combined unit costs and ratios based on these measures are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) and adjusted net earnings (loss) per share provides an alternate measure of the company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the company believes these measures are useful to investors in assessing the company's underlying performance. Hudbay provides adjusted EBITDA to help users analyze the company's results and to provide additional information about its ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. Cash cost and sustaining cash cost per ounce of gold produced are shown because the company believes they help investors and management assess the performance of its Manitoba operations. Combined unit cost is shown because Hudbay believes it helps investors and management assess the company's cost structure and margins that are not impacted by variability in by-product commodity prices.

The following tables provide detailed reconciliations to the most comparable IFRS measures.

TSX, NYSE - HBM 2023 No. 24

Adjusted Net Earnings (Loss) Reconciliation

	Three Months Ended
(in $ millions)	Sep. 30, 2023	Jun. 30, 2023	Sep. 30, 2022
Profit (loss) for the period	45.5	(14.9)	(8.1)
Tax expense (recovery)	38.7	(15.8)	7.8
Profit (loss) before tax	84.2	(30.7)	(0.3)
Adjusting items
Mark-to-market adjustments [1]	1.3	0.6	(4.2)
Foreign exchange (gain) loss	(0.6)	1.4	(4.8)
Inventory adjustments	-	0.9	2.1
Variable consideration adjustment - stream revenue and accretion	-	-	3.9
Re-evaluation adjustment - environmental provision[2]	(32.4)	(4.7)	(6.4)
Acquisition related costs	0.1	6.8	-
Evaluation expenses	-	-	0.1
Restructuring charges[3]	2.3	-	5.1
Loss on disposal of plant and equipment and non-current assets	-	0.3	(6.0)
Adjusted earnings (loss) before income taxes	54.9	(25.4)	(10.5)
Tax (expense) recovery	(38.7)	15.8	(7.8)
Tax impact on adjusting items	8.2	(8.7)	5.9
Adjusted net earnings (loss)	24.4	(18.3)	(12.4)
Adjusted net earnings (loss) $/share	0.07	(0.07)	(0.05)
Basic weighted average number of common shares outstanding (millions)	346.7	272.2	261.9

1 Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through profit or loss and share-based compensation expenses.

2 Changes from movements to environmental reclamation provisions are primarily related to the Flin Flon operations, which were fully depreciated as of June 30, 2022, as well as other Manitoba non-operating sites.

3 Includes closure costs for Flin Flon operations in 2022 and restructuring charges for British Columbia in 2023.

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Adjusted EBITDA Reconciliation

	Three Months Ended
(in $ millions)	Sep. 30, 2023	Jun. 30, 2023	Sep. 30, 2022
Profit (loss) for the period	45.5	(14.9)	(8.1)
Add back:
Tax expense (recovery)	38.7	(15.8)	7.8
Net finance expense	30.9	30.5	20.6
Other expenses	8.9	13.9	6.3
Depreciation and amortization	113.8	88.7	89.8
Amortization of deferred revenue and variable consideration adjustment	(16.8)	(18.1)	(15.3)
	221.0	84.3	101.1
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	(32.4)	(4.7)	(6.4)
Inventory adjustments	-	0.9	2.1
Share-based compensation expense [1]	2.1	0.7	2.5
Adjusted EBITDA	190.7	81.2	99.3

1 Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

Net Debt Reconciliation

(in $ thousands)
	Sep. 30, 2023	Jun. 30, 2023	Dec. 31, 2022
Total long-term debt	1,377,443	1,370,682	1,184,162
Cash	(245,217)	(179,734)	(225,665)
Net debt	1,132,226	1,190,948	958,497

Copper Cash Cost Reconciliation

Consolidated	Three Months Ended
Net pounds of copper produced[1]
(in thousands)	Sep. 30, 2023	Jun. 30, 2023	Sep. 30, 2022
Peru	64,112	38,982	49,167
British Columbia	20,510	-	-
Manitoba	7,893	6,160	4,841
Net pounds of copper produced	92,515	45,142	54,008

1 Contained copper in concentrate.

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Consolidated	Three Months Ended
	Sep. 30, 2023		Jun. 30, 2023		Sep. 30 2022
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	104,547	1.13	73,335	1.62	75,856	1.40
Milling	88,021	0.95	69,869	1.55	68,616	1.27
G&A	36,107	0.39	20,975	0.47	23,262	0.43
Onsite costs	228,675	2.47	164,179	3.64	167,734	3.11
Treatment & refining	32,882	0.36	26,670	0.59	21,852	0.40
Freight & other	26,853	0.29	17,766	0.39	22,078	0.41
Cash cost, before by-product credits	288,410	3.12	208,615	4.62	211,664	3.92
By-product credits	(187,023)	(2.02)	(136,417)	(3.02)	(180,464)	(3.34)
Cash cost, net of by-product credits	101,387	1.10	72,198	1.60	31,200	0.58

Consolidated	Three Months Ended
	Sep. 30, 2023		Jun. 30, 2023		Sep. 30 2022
Supplementary cash cost information	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Zinc	17,099	0.18	21,896	0.48	43,606	0.81
Gold[3]	129,954	1.41	86,026	1.91	101,650	1.88
Silver[3]	16,724	0.18	17,281	0.38	16,066	0.30
Molybdenum & other	23,246	0.25	11,214	0.25	19,142	0.35
Total by-product credits	187,023	2.02	136,417	3.02	180,464	3.34
Reconciliation to IFRS:
Cash cost, net of by-product credits	101,387		72,198		31,200
By-product credits	187,023		136,417		180,464
Treatment and refining charges	(32,882)		(26,670)		(21,852)
Share-based compensation expense	149		60		114
Inventory adjustments	-		906		2,074
Change in product inventory	3,374		15,114		29,726
Royalties	1,253		2,578		2,204
Depreciation and amortization[4]	113,753		88,670		89,811
Cost of sales[5]	374,057		289,273		313,741

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months ended September 30, 2023 the variable consideration adjustments amounted to nil, the three months ended June 30, 2023 - $nil, and for the three months ended September 30, 2022  - $2,286.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements excluding impairment adjustments.

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Peru	Three Months Ended
(in thousands)	Sep. 30, 2023	Jun. 30, 2023	Sep. 30 2022
Net pounds of copper produced[1]	64,112	38,982	49,167

1 Contained copper in concentrate.

Peru	Three Months Ended
	Sep. 30, 2023		Jun. 30, 2023		Sep. 30 2022
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	33,875	0.53	31,654	0.81	35,197	0.72
Milling	46,996	0.73	54,676	1.40	52,043	1.06
G&A	20,912	0.33	14,867	0.38	13,421	0.27
Onsite costs	101,783	1.59	101,197	2.59	100,661	2.05
Treatment & refining	19,143	0.30	17,097	0.44	10,814	0.22
Freight & other	17,040	0.26	12,424	0.32	12,905	0.26
Cash cost, before by-product credits	137,966	2.15	130,718	3.35	124,380	2.53
By-product credits	(84,793)	(1.32)	(47,193)	(1.21)	(41,659)	(0.85)
Cash cost, net of by-product credits	53,173	0.83	83,525	2.14	82,721	1.68

Peru	Three Months Ended
	Sep. 30, 2023		Jun. 30, 2023		Sep. 30 2022
Supplementary cash cost information	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Gold[3]	51,459	0.80	21,638	0.55	12,793	0.26
Silver[3]	10,088	0.16	14,341	0.37	9,967	0.20
Molybdenum	23,246	0.36	11,214	0.29	18,899	0.39
Total by-product credits	84,793	1.32	47,193	1.21	41,659	0.85
Reconciliation to IFRS:
Cash cost, net of by-product credits	53,173		83,525		82,721
By-product credits	84,793		47,193		41,659
Treatment and refining charges	(19,143)		(17,097)		(10,814)
Share-based compensation expenses	45		29		(16)
Change in product inventory	4,137		27,078		(2,497)
Royalties	1,015		2,479		1,740
Depreciation and amortization[4]	80,625		67,340		56,614
Cost of sales[5]	204,645	210,547			169,407

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

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British Columbia	Three Months Ended
(in thousands)	Sep. 30, 2023
Net pounds of copper produced[1]	20,510

1 Contained copper in concentrate.

British Columbia	Three Months Ended
	Sep. 30, 2023
Cash cost per pound of copper produced	$000s	$/lb
Mining	29,251	1.43
Milling	24,102	1.17
G&A	5,050	0.25
Onsite costs	58,403	2.85
Treatment & refining	4,905	0.24
Freight & other	3,693	0.18
Cash cost, before by-product credits	67,001	3.27
By-product credits	(12,234)	(0.60)
Cash cost, net of by-product credits	54,767	2.67

British Columbia	Three Months Ended
	Sep. 30, 2023
Supplementary cash cost information	$000s	$/lb1
By-product credits[2]:
Gold	10,120	0.50
Silver	2,114	0.10
Total by-product credits	12,234	0.60
Reconciliation to IFRS:
Cash cost, net of by-product credits	54,767
By-product credits	12,234
Treatment and refining charges	(4,905)
Change in product inventory	3
Royalties	237
Depreciation and amortization[4]	6,255
Cost of sales[5]	68,591

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated interim financial statements.

TSX, NYSE - HBM 2023 No. 24

Sustaining and All-in Sustaining Cash Cost Reconciliation

Consolidated	Three Months Ended
	Sep. 30, 2023		Jun. 30, 2023		Sep. 30 2022
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	101,387	1.10	72,198	1.60	31,201	0.58
Cash sustaining capital expenditures	72,193	0.78	48,253	1.07	69,588	1.29
Royalties	1,253	0.01	2,578	0.06	2,204	0.04
Sustaining cash cost, net of by-product credits	174,833	1.89	123,029	2.73	102,993	1.91
Corporate selling and administrative expenses & regional costs	10,971	0.12	9,603	0.21	11,384	0.21
Accretion and amortization of decommissioning and community agreements[1]	3,309	0.03	1,792	0.04	2,099	0.04
All-in sustaining cash cost, net of by-product credits	189,113	2.04	134,424	2.98	116,476	2.16
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	77,454		47,574		72,237
Capitalized stripping net additions	21,762		21,640		22,645
Total accrued capital additions	99,216		69,214		94,882
Less other non-sustaining capital costs[2]	37,968		28,006		39,807
Total sustaining capital costs	61,248		41,208		55,075
Capitalized lease cash payments - operating sites	7,199		4,374		8,852
Community agreement cash payments	1,953		1,290		2,491
Accretion and amortization of decommissioning and restoration obligations[3]	1,793		1,381		3,170
Cash sustaining capital expenditures	72,193		48,253		69,588

1 Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of current community agreements.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration and growth capital expenditures.

3 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

TSX, NYSE - HBM 2023 No. 24

Peru	Three Months Ended
	Sep. 30, 2023		Jun. 30, 2023		Sep. 30 2022
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	53,173	0.83	83,525	2.14	82,721	1.68
Cash sustaining capital expenditures	42,607	0.66	33,425	0.86	36,507	0.74
Royalties	1,015	0.02	2,479	0.06	1,740	0.04
Sustaining cash cost per pound of copper produced	96,795	1.51	119,429	3.06	120,968	2.46

British Columbia	Three Months Ended
	Sep. 30, 2023
Sustaining cash cost per pound of copper produced	$000s	$/lb
Cash cost, net of by-product credits	54,767	2.67
Royalties	237	0.01
Cash sustaining capital expenditures	14,487	0.71
Sustaining cash cost per pound of copper produced	69,491	3.39

1 Only includes exploration costs incurred for locations near to existing mine operations.

Gold Cash Cost and Sustaining Cash Cost Reconciliation

Manitoba	Three Months Ended
(in thousands)	Sep. 30, 2023	Jun. 30, 2023	Sep. 30 2022
Net ounces of gold produced[1]	56,213	35,253	40,457

1 Contained gold in concentrate and doré.

Manitoba	Three Months Ended
	Sep. 30, 2023		Jun. 30, 2023		Sep. 30, 2022
Cash cost per ounce of gold produced	$000s	$/oz	$000s	$/oz	$000s	$/oz
Mining	41,421	737	41,681	1,182	40,659	1,005
Milling	16,923	301	15,193	431	16,573	410
G&A	10,145	180	6,108	173	9,841	243
Onsite costs	68,489	1,218	62,982	1,786	67,073	1,658
Treatment & refining	8,834	157	9,573	271	11,038	273
Freight & other	6,120	109	5,342	152	9,173	226
Cash cost, before by-product credits	83,443	1,484	77,897	2,209	87,284	2,157
By-product credits	(45,779)	(814)	(39,218)	(1,112)	(78,565)	(1,941)
Gold cash cost, net of by-product credits	37,664	670	38,679	1,097	8,719	216

TSX, NYSE - HBM 2023 No. 24

Manitoba	Three Months Ended
	Sep. 30, 2023		Jun. 30, 2023		Sep. 30 2022
Supplementary cash cost information	$000s	$/oz1	$000s	$/oz1	$000s	$/oz1
By-product credits[2]:
Copper	24,158	430	14,382	408	28,617	707
Zinc	17,099	304	21,896	621	43,606	1,077
Silver[3]	4,522	80	2,940	83	6,099	151
Other	-	-	-	-	243	6
Total by-product credits	45,779	814	39,218	1,112	78,565	1,941
Reconciliation to IFRS:
Cash cost, net of by-product credits	37,664		38,679		8,719
By-product credits	45,779		39,218		78,565
Treatment and refining charges	(8,834)		(9,573)		(11,038)
Inventory adjustments	-		906		2,074
Share-based compensation expenses	104		31		130
Change in product inventory	(766)		(11,964)		32,223
Royalties	1		99		464
Depreciation and amortization[4]	26,873		21,330		33,197
Cost of sales[5]	100,821		78,726		144,334

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments.

3 Silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements, excluding impairment adjustments.

Manitoba	Three Months Ended
	Sep. 30, 2023		Jun. 30, 2023		Sep. 30 2022
Sustaining cash cost per pound of gold produced	$000s	$/oz	$000s	$/oz	$000s	$/oz
Gold cash cost, net of by-product credits	37,664	670	38,679	1,097	8,719	216
Cash sustaining capital expenditures	15,100	269	14,828	421	33,081	818
Royalties	1	-	99	3	464	11
Sustaining cash cost per pound of gold produced	52,765	939	53,606	1,521	42,264	1,045

TSX, NYSE - HBM 2023 No. 24

Combined Unit Cost Reconciliation

Peru	Three Months Ended
(in thousands except ore tonnes milled and unit cost per tonne)
Combined unit cost per tonne processed	Sep. 30, 2023	Jun. 30, 2023	Sep. 30 2022
Mining	33,875	31,654	35,197
Milling	46,996	54,676	52,043
G&A1	20,912	14,867	13,421
Other G&A2	(5,440)	458	1,342
	96,343	101,655	102,003
Less: Covid related costs	-	-	929
Unit cost	96,343	101,655	101,074
Tonnes ore milled	7,895	7,223	7,742
Combined unit cost per tonne	12.20	14.07	13.06
Reconciliation to IFRS:
Unit cost	96,343	101,655	101,074
Freight & other	17,040	12,424	12,905
Covid related costs	-	-	929
Other G&A	5,440	(458)	(1,342)
Share-based compensation expenses	45	29	(16)
Change in product inventory	4,137	27,078	(2,497)
Royalties	1,015	2,479	1,740
Depreciation and amortization	80,625	67,340	56,614
Cost of sales[3]	204,645	210,547	169,407

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

3 As per IFRS financial statements, excluding impairment adjustments.

British Columbia	Three Months Ended
(in thousands except unit cost per tonne)
Combined unit cost per tonne processed	Sep. 30, 2023
Mining	29,251
Milling	24,102
G&A1	5,050
Unit cost	58,403
USD/CAD implicit exchange rate	1.35
Unit cost - C$	78,566
Tonnes ore milled	3,158
Combined unit cost per tonne - C$	24.88
Reconciliation to IFRS:
Unit cost	58,403
Freight & other	3,693
Change in product inventory	3
Royalties	237
Depreciation and amortization	6,255
Cost of sales[2]	68,591

1 G&A as per cash cost reconciliation above

2 Other G&A primarily includes profit sharing costs.

3 As per consolidated interim financial statements.

TSX, NYSE - HBM 2023 No. 24

Manitoba	Three Months Ended
(in thousands except tonnes ore milled and unit cost per tonne)
Combined unit cost per tonne processed	Sep. 30, 2023	Jun. 30, 2023	Sep. 30 2022
Mining	41,421	41,681	40,659
Milling	16,923	15,193	16,573
G&A1	10,145	6,108	9,841
Less: Other G&A related to profit sharing costs	(3,308)	(682)	(1,784)
Unit cost	65,181	62,300	65,289
USD/CAD implicit exchange rate	1.34	1.34	1.31
Unit cost - C$	87,363	83,659	85,225
Tonnes ore milled	402,443	380,538	362,108
Combined unit cost per tonne - C$	217	220	235
Reconciliation to IFRS:
Unit cost	65,181	62,300	65,289
Freight & other	6,120	5,342	9,173
Other G&A related to profit sharing	3,308	682	1,784
Share-based compensation expenses	104	31	130
Inventory adjustments	-	906	2,074
Change in product inventory	(766)	(11,964)	32,223
Royalties	1	99	464
Depreciation and amortization	26,873	21,330	33,197
Cost of sales[2]	100,821	78,726	144,334

1 G&A as per cash cost reconciliation above.

2 As per IFRS financial statements, excluding impairment adjustments.

TSX, NYSE - HBM 2023 No. 24

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to the expected production and cash flow generation during the fourth quarter and the remainder of the second half of the year, the expected timing and implications of an updated Copper Mountain mine technical report, expectations regarding the updated mine plan, mineral reserve and resource estimates and mill throughput assumptions in the new Copper Mountain mine technical report, expectations regarding how the new Copper Mountain mine technical report will compare to Copper Mountain's historical disclosure, the ability of the company to stabilize and optimize the Copper Mountain mine operation, expectations regarding the results and findings of the Copper World PFS, including the production, operating cost, capital cost and cash cost estimates, the projected valuation metrics and rates of return, the cash flow and EBITDA projections, the estimated timelines and pre-requisites for sanctioning the Copper World project and the pursuit of a potential minority joint venture partner, expectations regarding the permitting requirements for the Copper World project and permitting related litigation (including expected timing for receipt of such applicable permits), the expected benefits of the Rockcliff Transaction and other Manitoba growth initiatives; statements regarding the company's production, cost and capital and exploration expenditure guidance, expectations regarding reductions in discretionary spending, capital expenditures and net debt, expectations regarding the impact of inflationary pressures on the company's cost of operations, financial condition and prospects, the company's future deleveraging strategies and the company's ability to deleverage and repay debt as needed, expectations regarding the company's cash balance and liquidity, the company's ability to increase the mining rate at Lalor, the anticipated benefits from completing the Stall recovery improvement program, the potential improvements to the tailings deposition process at the Anderson facility and any facility transitions related thereto, expectations regarding the ability to conduct exploration work on the Maria Reyna and Caballito properties and to advance related drill plans, the ability to continue mining higher-grade ore in the Pampacancha pit and the company's expectations resulting therefrom, expectations regarding the ability for the company to reduce greenhouse gas emissions, the company's evaluation of opportunities to reprocess tailings, expectations regarding the prospective nature of the Maria Reyna and Caballito properties, the anticipated impact of brownfield growth projects on the company's performance, anticipated expansion opportunities and extension of mine life in Snow Lake and the ability for Hudbay to find a new anchor deposit near the company's Snow Lake operations, anticipated drill programs and exploration activities and any results expected therefrom, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company's financial performance to metals prices, events that may affect its operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

TSX, NYSE - HBM 2023 No. 24

The material factors or assumptions that Hudbay has identified and were applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

  the consistency of the new technical report for the Copper Mountain mine with the mineral reserve and resource estimates and throughput assumptions disclosed in Copper Mountain's historical technical report dated February 25, 2019 (after accounting for mining depletion);
  the ability to achieve production and cost guidance;
  the ability to achieve discretionary spending reductions without impacting operations;
  no significant interruptions to operations due to social or political unrest in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru;
  no interruptions to the company's plans for advancing the Copper World project, including with respect to timely receipt of applicable permits;
  the ability for the company to successfully complete the integration and optimization of the Copper Mountain operations and develop and maintain good relations with key stakeholders;
  the ability to ramp up exploration in respect of the Maria Reyna and Caballito properties and to advance related drill plans;
  the success of mining, processing, exploration and development activities;
  the scheduled maintenance and availability of the company's processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals the company produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  the execution of the company's business and growth strategies, including the success of its strategic investments and initiatives;
  the availability of additional financing, if needed;
  the company's ability to deleverage and repay debt as needed;
  the ability to complete project targets on time and on budget and other events that may affect the company's ability to develop its projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for the company's exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the employees at the company's operations, including in British Columbia;
  maintaining good relations with the labour unions that represent certain of the company's employees in Manitoba and Peru;
  maintaining good relations with the communities in which the company operates, including the neighbouring Indigenous communities and local governments;
  no significant unanticipated challenges with stakeholders at the company's various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to the company's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of the company's unpatented mining claims;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

TSX, NYSE - HBM 2023 No. 24

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks related to the anticipated mine plan and mineral reserve and resource estimates for the Copper Mountain mine and the possibility that they could result in an indicator of impairment, the failure to effectively complete the integration and optimization of the Copper Mountain operations, political and social risks in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of the company's projects, the risk of an indicator of impairment or impairment reversal relating to a material mineral property, risks related to the Copper World project, including in relation to permitting, litigation, project delivery and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company's reserves, volatile financial markets and interest rates that may affect the company's ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company's ability to comply with its pension and other post-retirement obligations, the company's ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in the company's most recent Annual Information Form and under the heading "Financial Risk Management" in the company's most recent management's discussion and analysis.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused mining company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining-friendly jurisdictions of Canada, Peru and the United States.

Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the company, which is complemented by meaningful gold production. Hudbay's growth pipeline includes the Copper World project in Arizona, the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

TSX, NYSE - HBM 2023 No. 24

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations.

For further information, please contact:

Candace Brûlé

Vice President, Investor Relations

(416) 814-4387

investor.relations@hudbay.com

_________________________________

i Adjusted net earnings (loss) and adjusted net earnings (loss) per share; adjusted EBITDA; cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits; cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits; combined unit costs, net debt and any ratios based on these measures are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the "Non-IFRS Financial Performance Measures" section of this news release.

ii Sourced from Wood Mackenzie (Q2 2023 dataset).

iii Sourced from S&P Global, August 2023.